SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                 ______________________________

                           FORM 11-K
                 ______________________________


[X]  ANNUAL  REPORT PURSUANT TO SECTION  15(d)  OF  THE
     SECURITIES EXCHANGE ACT OF 1934

     For the year ended December 31, 1999, and the period June 10, 1998 through December 31, 1998


                          OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION  15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934


     For the transition period from ___ to ___

     Commission File No. 000-24385


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                SCHOOL SPECIALTY, INC.
                      401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                SCHOOL SPECIALTY, INC.
               1000 N. Bluemound Avenue
              Appleton, Wisconsin  54914

                SCHOOL SPECIALTY, INC.
                      401(K) PLAN

              December 31, 1999 and 1998




                 FINANCIAL STATEMENTS

        With Report of Independent Accountants

                SCHOOL SPECIALTY, INC.
                      401(K) PLAN


                   TABLE OF CONTENTS

                                                            Page

Report of Independent Accountants                             2

Statements of Net Assets Available for Benefits               3

Statements of Changes in Net Assets Available for Benefits    4

Notes to Financial Statements                                 5

Supplemental Information Furnished Pursuant to the
  Department of Labor's Rules and Regulations:

  Schedule of Assets Held for Investment Purposes             9

  Other Schedules are Omitted Due to the Absence of
    Conditions Under which they are Required

Exhibit - Consent of Independent Accountants                 10

Signatures                                                   11

Report of Independent Accountants

To the Participants and Administrator of School Specialty, Inc. 401(k) Plan

In  our  opinion,  the accompanying statements  of  net
assets   available  for  benefits   and   the   related
statements  of  changes  in net  assets  available  for
benefits present fairly, in all material respects,  the
net  assets available for benefits of School Specialty,
Inc. 401(k) Plan (the "Plan") at December 31, 1999  and
the  changes  in net assets available for benefits  for
the  year  ended  December 31, 1999 in conformity  with
accounting principles generally accepted in the  United
States.     These   financial   statements   are    the
responsibility   of   the   Plan's   management;    our
responsibility  is  to  express  an  opinion  on  these
financial  statements based on our audit.  We conducted
our  audit  of  these  statements  in  accordance  with
auditing  standards generally accepted  in  the  United
States,  which  require that we plan  and  perform  the
audit to obtain reasonable assurance about whether  the
financial statements are free of material misstatement.
An  audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the financial
statements,  assessing the accounting  principles  used
and  significant  estimates  made  by  management,  and
evaluating    the    overall    financial     statement
presentation.   We  believe that our audit  provides  a
reasonable basis for the opinion expressed above. The financial statements of the Plan as of December 31, 1998 and for the period from June 10, 1998 through December 31, 1998 were audited by other independent accountants whose report dated August 6, 1999 expressed an unqualified opinion on those statements.

Our  audit was conducted for the purpose of forming  an
opinion  on the basic financial statements taken  as  a
whole.   The supplemental schedule of assets  held  for
investment  purposes  as  of  December  31,   1999   is
presented for the purpose of additional analysis and is
not  a  required part of the basic financial statements
but   is  supplementary  information  required  by  the
Department   of  Labor's  Rules  and  Regulations   for
Reporting  and Disclosure under the Employee Retirement
Income   Security  Act  of  1974.   This   supplemental
schedule   is   the  responsibility   of   the   Plan's
management.    The  supplemental  schedule   has   been
subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, MN
April 7, 2000

                SCHOOL SPECIALTY, INC.
                      401(K) Plan

    Statements of Net Assets Available for Benefits
              December 31, 1999 and 1998



                                            1999            1998
ASSETS

  Investments                           $32,840,917    $12,470,950

  Receivables:
    Employer contribution                   503,231        185,587
    Employee contributions                  191,631              -
    Transfer from other plan                293,598              -
                                        -----------    -----------
    Total                                   988,460        185,587
                                        -----------    -----------
Total assets                             33,829,377     12,656,537

LIABILITIES                                       -              -
                                        -----------    -----------
Net assets available for benefits       $33,829,377    $12,656,537
                                        ===========    ===========





See accompanying notes to financial statements.

                     SCHOOL SPECIALTY, INC.
                          401(K) Plan

   Statements of Changes in Net Assets Available for Benefits



                                                        Period June 10, 1998
                                        Year Ended            through
                                    December 31, 1999     December 31, 1998

Additions:
  Investment income:
    Interest and dividends           $   290,488             $   56,557
    Net appreciation in fair value
     of investments                    4,915,752                655,638
                                      ----------             ----------
       Net investment income           5,206,240                712,195
                                      ----------             ----------
  Contributions:
    Rollovers                          1,687,909                 52,287
    Employer                             503,231                186,416
    Participants                       3,139,036              1,109,739
                                      ----------             ----------
      Total contributions              5,330,176              1,348,442
                                      ----------             ----------
  Total additions                     10,536,416              2,060,637
                                      ----------             ----------
Deductions:
  Benefits paid to participants        3,643,845                262,803
  Administrative expenses                 11,554                  2,624
                                      ----------             ----------
  Total deductions                     3,655,399                265,427
                                      ----------             ----------
Net increase                           6,881,017              1,795,210

Net assets available for benefits,
  beginning of period                 12,656,537                      -

Transfers from other plans            14,291,823             10,861,327
                                      ----------             ----------
Net assets available for benefits,
  end of period                      $33,829,377            $12,656,537
                                     ===========            ===========




See accompanying notes to financial statements.

                     SCHOOL SPECIALTY, INC.
                          401(K) Plan

                  Notes to Financial Statements



Note 1.  Description of Plan

         The  School Specialty, Inc. 401(k)  Plan  (the
         "Plan") is a defined contribution plan,  which
         covers  substantially all employees of  School
         Specialty,  Inc.  (the  "Company"),  and   its
         subsidiaries.

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Eligibility - Any active employee employed  on
         June 10, 1998, the effective date of the Plan,
         became  eligible to participate  in  the  Plan
         without  regard  to minimum  age  and  service
         requirements.  Subsequent to June 10, 1998, an
         employee  becomes eligible to  participate  in
         the  Plan on the first of the month, following
         the  completion  of three months  of  service,
         provided  the employee is at least  twenty-one
         years  of  age.   The Plan is subject  to  the
         provisions  of the Employee Retirement  Income
         Security Act of 1974 (ERISA).

         Participant   accounts  -  Each  participant's
         account  is  credited with  the  participant's
         contribution,    the    Company's     matching
         contribution,   and  an  allocation   of   the
         Company's  annual  discretionary  contribution
         and  Plan earnings.  Allocations are based  on
         participant  earnings or account balances,  as
         defined  in the Plan.  The benefit to which  a
         participant  is entitled is the  benefit  that
         can   be   provided  from  the   participant's
         account.

         Participant   contributions   -   Participants
         contribute up to 15% of eligible earnings as defined in the Plan.

         Employer contributions - Annually, the Company
         contributes  matching contributions  equal  to
         25%  of the first 6% of eligible earnings that
         a   participant  contributes  to   the   Plan.
         Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Board of Directors.

         Vesting - Each participant is immediately 100% vested in his or her account balance.

         Participant  loans - Participants  may  borrow
         from  their  account  balances  a  minimum  of
         $1,000 up to a maximum equal to the lesser  of
         $50,000 or 50% of their account balance.  Loan
         terms  range  from 1-5 years  except  for  the
         purchase  of a primary residence.   The  loans
         are    secured   by   the   balance   in   the
         participant's  account and  bear  interest  at
         rates  ranging from 7.0% to 10.0%,  which  are
         commensurate  with local prevailing  rates  as
         determined    by   the   plan   administrator.
         Principal   and  interest  are  paid   ratably
         through monthly payroll deductions

         Investment  options - Upon enrollment  in  the
         Plan,   participants   may   direct,   in   1%
         increments,  funds in their  account  among  a
         diverse  selection  of CIGNA  pooled  separate
         funds,  CIGNA Charter Guaranteed Income  Fund,
         and   School  Specialty,  Inc.  common  stock.
         Participants   may  change  their   investment
         directives daily.

                SCHOOL SPECIALTY, INC.
                      401(K) Plan

             Notes to Financial Statements



Note 2.  Summary of Significant Accounting Policies

         Basis of accounting - The accounting records of the Plan are maintained on an accrual basis.

         Investments    -   Investments,   other   than
         participant  loans and guaranteed  accounts  ,
         are  stated  at  fair value as  determined  by
         available   quoted   market   prices,    which
         represents the net asset value of shares  held
         by  the  Plan at year end.  Participant  loans
         are  valued  at cost, which approximates  fair
         value.   Guaranteed  accounts  are  stated  at
         contract value, which approximates fair value.
         Investment income is recorded by the plan as earned or declared. Purchases and sales of securities are recorded on a trade-date basis.

         Payment of benefits - Benefits are recorded when paid. At December 31, 1999, the vested account balance of participants separated from service was approximately $950,000.

         Use   of   estimates  -  The  preparation   of
         financial   statements  in   conformity   with
         generally   accepted   accounting   principles
         requires  management  to  make  estimates  and
         assumptions   that  affect  certain   reported
         amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3.  Investments

         The following table presents the fair value of investments at December 31, 1999 and 1998.
         Individual investments that represent 5% or more of the Plan net assets are separately identified.

                                                         1999         1998

           Guaranteed Accounts:
             CIGNA Charter Guaranteed Income Fund     $ 6,242,689   $ 2,848,492
             Other                                              -         3,241
           Pooled Separate Funds:
             CIGNA Lifetime 40 Fund                     1,717,478     1,135,421
             CIGNA Lifetime 30 Fund                     1,521,522     1,447,294
             Fidelity Advisor Growth Opportunities Fund 6,229,572     4,399,419
             PBHG Growth Fund                                   -     1,190,111
             CIGNA Charter Large Company Stock
              Index Fund                                2,842,259        74,310
             INVESCO Dynamics Fund                      5,805,427        35,507
             CIGNA Charter Small Company
              Growth-Fiduciary Trust Fund               1,971,413             -
             Other                                      5,985,737     1,231,170
           Other Assets:
             School Specialty, Inc. Common Stock           32,296         2,046
             Participant Loans                            492,524       103,939
                                                      -----------   -----------
                                                      $32,840,917   $12,470,950
                                                      ===========   ===========

                     SCHOOL SPECIALTY, INC.
                      401(K) Plan

             Notes to Financial Statements



Note 3.  Investments (continued)

         During  the year ended December 31,  1999  and
         the  period June 10, 1998 through December 31,
         1998,   the   Plan's  investments   (including
         investments bought, sold and held during that period) appreciated in value as follows:

                                                            1999        1998
           Pooled Separate Funds:
             CIGNA Lifetime 40 Fund                     $  263,165  $  40,203
             CIGNA Lifetime 30 Fund                        264,391     42,455
             Fidelity Advisor Growth Opportunity Fund      265,933    435,240
             PBHG Growth Fund                              138,976    102,662
             CIGNA Charter Large Company Stock
              Index Fund                                   398,038      6,112
             INVESCO Dynamics Fund                       1,836,712      2,515
             CIGNA Charter Small Company Growth Fund       600,688          -
             Other                                       1,151,946     26,042
           Other Assets:
             School Specialty, Inc. Common Stock            (4,097)       409
                                                        ----------   --------
                                                        $4,915,752   $655,638
                                                        ==========   ========
Note 4.  Administrative Expenses

         The  Company  pays all costs incurred  in  the
         administration  of the Plan, except  for  loan
         and  benefit payment processing fees and other
         miscellaneous  charges,  which   are   charged
         directly to participant accounts.

Note 5.  Party-in-Interest Transactions

         A substantial portion of the Plan's assets are invested in funds managed and sold by or affiliated with CIGNA Retirement & Investment
         Services (CIGNA), the investment manager of the Plan. Purchases and sales of such funds during the year ended December 31, 1999 and the period June 10, 1998 through December 31,
         1998 are as follows:

                                              1999            1998
             Total   purchases              $22,856,990   $ 9,998,285
             Total sales                     11,021,325     1,263,910

Note 6.  Income Tax Status

         Although    the   Plan   has   not   requested
         determination   from  the   Internal   Revenue
         Service  as  to the Plan's tax-exempt  status,
         the  master prototype plan from which the Plan
         was   drafted   has   received   a   favorable
         determination  from the IRS.  Plan  management
         believes that the Plan is designed to  operate
         in  accordance with all applicable  provisions
         of  the  Internal  Revenue  Code.   Therefore,
         management believes that the Plan is qualified and that the related trust is exempt from taxation under the Internal Revenue Code.

                     SCHOOL SPECIALTY, INC.
                          401(K) Plan

                  Notes to Financial Statements



Note 7.  Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note 8.  Transfers from Other Plans

         On  June  9,  1998, the Company was  spun  off
         from  U.S.  Office Products. Account  balances
         of   employees   who   participated   in   the
         retirement  savings  plan  sponsored  by  U.S.
         Office Products and transferred to the Plan were $86,290 and $10,861,327 during the year ended December 31, 1999 and during the period
         June 10, 1998 through December 31, 1998, respectively.

         During 1999, funds transferred into the Plan from retirement savings plans of acquired companies were $14,205,533.

                SCHOOL SPECIALTY, INC.
                      401(K) Plan

    Schedule of Assets Held for Investment Purposes
                   December 31, 1999



Plan No. 002
EI# 39-0971239
                                                            Current
Description of Investment                                    Value

Guaranteed Accounts:
  CIGNA Charter Guaranteed Income Fund*                   $6,242,689

Pooled Separate Funds:
  CIGNA Lifetime 60 Fund*                                    153,047
  CIGNA Lifetime 50 Fund*                                    497,811
  CIGNA Lifetime 40 Fund*                                  1,717,478
  CIGNA Lifetime 30 Fund*                                  1,521,522
  CIGNA Lifetime 20 Fund*                                    348,422
  INVESCO Total Return Fund*                               1,138,708
  CIGNA Charter Large Company Stock Index Fund*            2,842,259
  Fidelity Advisor Growth Opportunities Fund*              6,229,572
  INVESCO Dynamics Fund*                                   5,805,427
  Janus Worldwide Fund*                                    1,381,064
  CIGNA Charter Growth and Income Fund*                      399,358
  CIGNA Large Company Growth - Putnam Fund*                1,165,685
  CIGNA Small Company Growth - Fiduciary Trust Fund*       1,971,413
  CIGNA Charter Foreign Stock II - Bank of Ireland Fund*     901,642
                                                          ----------
                                                          26,073,408
                                                          ----------
Other Assets:
  School Specialty, Inc. Common Stock*                        32,296
  Participant Loans - due February 2000
    through June 2033; interest ranging
    from 7.0% to 10.0%                                       492,524
                                                         -----------
                                                             524,820
                                                         -----------
                                                         $32,840,917
                                                         ===========
*Known to be party-in-interest.

                                                           EXHIBIT
                                                           -------

                 SCHOOL SPECIALTY, INC.
                      401(K) Plan




          CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-64193) of School Specialty, Inc. of our report dated April 7, 2000 relating to the financial statements of School
Specialty, Inc. 401(K) Plan, which appears in this Form
11-K.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 26, 2000

                SCHOOL SPECIALTY, INC.
                      401(K) Plan



                      SIGNATURES


Pursuant to the requirements of the Securities Exchange
Act of 1934, the Administrative Committee of the School
Specialty, Inc. 401(k) Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   SCHOOL SPECIALTY, INC.
                                   401(k) PLAN


                                   By:  /s/ James W. Buhl
                                       ------------------------------------
                                       James W. Buhl, School Specialty, Inc.
                                       401(k) Plan Administrator



Date:     June 26, 2000